Contact

gordonkm@shoreadventures.com

www.linkedin.com/in/gordon-merritt (LinkedIn)
LespritCruises.com (Company)
luxebydeb.com (Company)
shoreadventures.com (Company)

Top Skills

Social Media

Entrepreneurship

Advertising

Gordon Merritt

L'esprit Superyacht Day Cruises
Fort Lauderdale, Florida, United States

Summary

My total focus over the last 26 years has been on marketing and selling cruises on ships and the tours & activities when you get off the ships. At the top of my list, however, is purchasing and operating ships of my own. As you will see, I am very close to accomplishing this goal.

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Experience

L'esprit Cruises
Founder and Development Team Chairman
2018 - Present (5 years)
Caribbean

https://ShoreAdventures.com
Founder/ CEO
June 2004 - Present (19 years 6 months)
Miami

Founded Shore Adventures, specializing in marketing and selling shore excursions and tours, in the Caribbean.

Luxe By Deb Magazine
Chief Marketing Officer
2008 - Present (15 years)

ICTN- Internet Cruise Travel Network
Founder and CEO
September 1995 - 2009 (14 years)
Maimi

In 1995 founded and created the Internet Cruise Travel Network. ICTN was one of the first cruise-only agencies to operate solely over the internet. We created ways of marketing and selling cruises online, something that had not been done before.

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Education

Central State University

BS Biology and BS Medical Technology · (1961 - 1966)